UNITED STATES CELLULAR CORPORATION

8410 WEST BRYN MAWR AVENUE, SUITE 700

CHICAGO, ILLINOIS 60631

(773) 399-8900

February 25, 2010

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

RE:                           United States Cellular Corporation

File No.1-9712

2009 Annual Report on Form 10-K

Dear Sir or Madam:

Transmitted herewith for filing under the Securities and Exchange Act of 1934, as amended, is the 2009 Annual Report on Form 10-K, with exhibits, for United States Cellular Corporation (the “Company”).

The Company’s financial statements do not reflect changes from the previous year’s accounting principles or practices, except as discussed in Notes 1, 2 and 5 to the consolidated financial statements, the Company changed the manner in which it accounts for noncontrolling interests and business combinations in 2009 and the manner in which it accounts for uncertain tax positions in 2007.

If you have any questions or comments, please telephone the undersigned (collect) at (773) 399-4959.

Very truly yours,

/s/ Daniel G. Rudolph
Daniel G. Rudolph
Director - Accounting Policy and Reporting

Enclosures